Capital Product Partners L.P. Announces New Charters for the M/V
'Agamemnon' and M/V 'Archimidis'

ATHENS, GREECE, February 3, 2016 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the 'Partnership'), an international diversified shipping company, announced today that it has secured new time charter employment for the M/V 'Agamemnon' (108,892 dwt / 8,266 TEU, container carrier built 2007, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) and M/V 'Archimidis'(108,892 dwt / 8,266 TEU, container carrier built 2006, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea). Both vessels have been chartered to a reputable operator for 12 months (+/- 30 days). We expect the new charters to commence in April 2016. The charterer has the option to extend both charters for an additional 12 months (+/- 60 days) at an increased rate.

As a result of the above new employment, the Partnership’s charter coverage for 2016 and 2017 has increased to 93% and 72%, respectively.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 34 vessels, including twenty modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, nine post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana ("Flopec"), Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. ('Petrobras'), Repsol Trading S.A., Shell International Trading & Shipping Company Ltd., Stena Bulk A.B., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.
Jerry Kalogiratos
CEO and CFO
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.